

Mail Stop 7010

February 9, 2007

Mr. Daniel W. Dowe
Chief Executive Officer and Chief Financial Officer
American Home Food Products, Inc.
42 Forest Lane
Bronxville, New York 10708

> **RE: Form 10-K for the Fiscal Year ended May 31, 2006**
> **Forms 10-Q for the Fiscal Quarters August 31 and November 30, 2006**
> **File No. 0-26112**

Dear Mr. Dowe:

We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended May 31, 2006

General

1. Where a comment below requests additional disclosures or other revisions, please show us what the revisions will look like in your response. These revisions should be included in your future filings, including your interim filings where applicable.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Financial Resources, page 11

2. You disclosed that you have sufficient cash flows to meet your fixed monthly expenses. However, you had no cash at year-end and you have generated large cash outflows from operating activities over the last two fiscal years. In addition, you disclosed on page F-7 that you expect to incur additional losses in the foreseeable future and recognize the need to raise additional capital to achieve your business plans. Please revise your discussion of financial liquidity to include internal and external sources of liquidity, known trends, events or uncertainties that are likely to have a material impact on your short-term and long-term liquidity, and material commitments for capital expenditures and the expected source of funds for these capital expenditures. Please refer to Item 303(a)(1) of Regulation S-B.

3. You disclosed that you are planning to increase your royalty revenue. Please disclose how you intend to increase your royalty revenue and the potential impact this increase may have on the volume of royalty-related transactions. Please refer to Item 303 of Regulation S-B.

Financial Statements

Note 7 – Intangibles, page F-12

4. Please disclose the amount assigned to each major intangible asset class, such as trademarks, acquired proprietary technology and customer lists as required by paragraph 44(a) of SFAS 142.

5. You indicate that each of your intangible assets is recognized over a fifteen-year period. Please tell us how these lives were determined. Please address each of the factors listed in paragraph 11 of SFAS 142 in your response. Please also refer to Appendix A of SFAS 142.

6. We note that you expect to incur additional losses in the foreseeable future and
    that you have incurred significant losses and generated negative cash outflows
    from operating activities over the last two fiscal years. Given these indicators of
    potential impairment, please provide us with a discounted cash flow impairment
    analysis performed in accordance with paragraph 7 of SFAS 144 as of May 31,
    2006 for each class of intangible asset. Please explain each significant
    assumption you made in preparing your analysis.

Item 8(a). Controls and Procedures, page 13

7. Please revise your disclosure to refer to disclosure controls and procedures instead
    of simply controls and procedures.

8. You stated that your controls and procedures were effective in timely alerting you
    to material information that was required to be included in your periodic SEC
    filings. Please revise your definition in future filings to clarify, if true, that your
    disclosure controls and procedures were effective to "to ensure that information
    required to be disclosed in [your] filings under the Securities Exchange Act of
    1934 is recorded, processed, summarized and reported within the time periods
    specified in the Securities and Exchange Commission rules and forms." Please
    also revise your definition to clarify, if true, that your disclosure controls and
    procedures were effective to ensure that information required to be disclosed by
    you in the reports that you file or submit under the Exchange Act is accumulated
    and communicated to your management, including your principal executive and
    principal financial officers, or persons performing similar functions, as
    appropriate to allow timely decisions regarding required disclosure.
    Alternatively, you may simply conclude that your disclosure controls and
    procedures are effective or ineffective without providing any part of the
    definition.

Form 8-K report filed on December 11, 2006

9. Please confirm, if true, that the acquisition of "the Target" is either not probable
    or does not otherwise trigger the requirement to provide audited historical
    financial statements and pro forma financial information under Item 310(c) and
    (d) of Regulation S-B. Otherwise, please amend your Form 8-K to include
    audited historical financial statements and pro forma financial information for the
    acquisition of the Target as required by Item 310(c) and (d) of Regulation S-B.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Gus Rodriguez, Staff Accountant, at (202) 551-3752 or, in his absence, Scott Watkinson, Staff Accountant, at (202) 551-3741.

Sincerely,

Rufus Decker
Branch Chief